North Texas Energy, Inc.

Southridge Services	August 29, 2012
32 West 200 South #136
Salt Lake City, UT 84101

Dear Sir/Madam:

The files shown below are to be submitted to the SEC as correspondence.

•	S-1A4 Response Letter
•	Effective Date Acceleration Request

Please submit the correspondence files to the attention of Mr. Kevin Dougherty.

Sincerely,

/s/ Kevin Jones
Kevin Jones, CEO

North Texas Energy, Inc., 5057 Keller Springs Road, Suite 300, Addison, TX, 75001, (469) 718-5572